Filed by The J. M. Smucker Company

Commission File No. 333-114216

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: International Multifoods Corporation

Commission File No. 001-06699

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

April 29, 2004

TO:	All Robin Hood Multifoods and JMS Canada Employees

FROM:	Mark Smucker

RE:	Canada Leadership Team

As promised in the most recent integration update, I am pleased to announce the members of the Canada Leadership Team. This team, reporting directly to me, will be responsible for the leadership of our operations in Canada and for delivering excellent business results for the new, combined organization.

Several important objectives helped to guide the design of our leadership structure and the identification of the Canada Leadership Team. I will share more details about these objectives during our 1:00 meeting, but the highlights include designing a structure consistent with how Smucker has successfully organized and operated as a company in the past while being mindful of any unique requirements for running our Canadian business. It was also important to include talent on the Canada Leadership Team with experience from both the Robin Hood Multifoods and Smucker organizations.

I am confident that you will find the new Leadership Team excited and focused on our future. I know you will be impressed with their approachable style and genuine interest in working with you to bring our organizations together.

In this memo, I will briefly introduce the Canada Leadership Team and their roles, along with some information about my background to help you get to know all of us. Later today, we will hold meetings to introduce the team in person and discuss next steps.

The roles outlined in this memo are intended to provide a general overview of the responsibilities of the Canada Leadership Team. As additional business decisions are made and design work conducted, more information will be shared about the roles and responsibilities of the Team.

The Canada Leadership organization structure is attached for your reference.

General Manager, Industrial & Foodservice Canada and

Vice President Supply Chain

John Holliday

We are extremely excited and proud to have John Holliday as a member of the Canada Leadership Team. He has played a critical role during our current integration period, helping us to learn about the Robin Hood Multifoods organization and business. His experience in the industry and organization as well as his energetic and thoughtful style will be integral to the success of the Canada Leadership Team and to the areas he will lead.

In this role, John will actively support supply chain efforts designed to meet customers’ needs, while continuing to identify ways to operate more efficiently to manage costs. He will also be responsible for setting strategies and supporting the organization’s efforts in marketing and selling a profitable Industrial and Foodservice portfolio. John will have full responsibility for sales and marketing activities that support both Industrial and Foodservice.

John is currently the Vice President of Supply Chain at Robin Hood. He has been with Robin Hood for 20 years in a number of diverse roles including Plant Operations, Robin Hood Brand Management, Agriculture and Commodity Buyer and General Manager Industrial Flour. John has also held leadership roles in related Industry Associations such as the Canadian National Millers Association. On the personal side, John enjoys skiing and golfing with family and friends.

Please note that Smucker uses the term “Industrial” to define the scope of responsibility for sales and marketing activities for our industrial customers. We understand that this scope is referred to as “Commercial” in the Multifoods organization today. For consistency with other Smucker operations, “Industrial” will be adopted company-wide upon close.

General Manager, Consumer Market Canada

Dave Lemmon

In this role, Dave will have profit and loss responsibilities for all activities related to the branded and Private Label businesses. With responsibility for Sales and Marketing, Dave will focus on strengthening brands and marketing them in a way that garners top sales and profit results. He will be responsible for Trade Marketing, Product Development and R&D functions for the branded business.

Dave is currently the General Manager of J.M. Smucker Canada and responsible for all functions, including financial, operations, sales and marketing. He has been with the Company for 10 years, primarily in sales and General Management roles. Previously, he worked in sales at Colgate-Palmolive. Born and raised in Canada, Dave enjoys playing and watching hockey in his personal time.

Chief Financial Officer, Canada

John Denman

As CFO John will lead and manage all administrative functions for Canada, including accounting, treasury, customer/business team support, planning, supply chain finance, information systems and payroll. His leadership will be focused on ensuring that we continue to report business results in a financially sound manner that is consistent with Smucker reporting formats.

John is currently Smucker’s Assistant Corporate Controller and has been with the Company for 25 years. His experience spans a number of areas and roles, including support in a financial capacity to the Consumer Strategic Business Area (SBA), Smucker Quality Beverage, IT reengineering projects, Assistant Plant Controller at the Orrville plant, and other corporate roles. John will relocate to Toronto in June. In his free time he enjoys training for and participating in triathlons.

Corporate Attorney

Head of Human Resources

Final selections for these two positions are in process and we anticipate filling these openings in the near future. The Head of Human Resources will report directly to me with a dotted line to corporate Human Resources in Orrville, Ohio. The Canadian Corporate Attorney will report directly to Ann Harlan, Vice President and General Counsel, in Orrville with a dotted line reporting relationship to me.

Managing Director, Canada

Mark Smucker

I also want to share some of my background. As you can imagine, I am proud to be part of a successful and long-standing family-run business. As Managing Director of J.M. Smucker Canada, I will be responsible for all aspects of the business, both commercial and consumer, including all financial, operational, sales and people functions. I will report to Fred Duncan, who is the Senior Vice President of Special Markets. I plan to relocate to Toronto in June.

I have spent my entire full-time career in Smucker in the international arena including living in South America for six years and have most recently served as Vice-President and General Manager, International Markets. I have responsibility for operations in Canada, Australia, Brazil, Mexico, Scotland and China, as well as export business to 40+ countries. Prior to joining Smucker full-time, I taught grade 8 and worked in Advertising in Argentina.

On a personal note, I am married and have a 16-month-old son. In my spare time I enjoy spending time with Katie and Jackson, skiing and composing music.

Other Role Updates

Steve Testa – Transition Assistance

In this role, Steve will provide transition assistance. Steve will serve in this role through August 2004.

Roger Marquis

Roger will continue in his role as the Canadian Engineering Leader. In the new organization, this role will report directly to Corporate Engineering which is part of Corporate Operations in Orrville. Roger will also have a close working relationship with John Holliday in Canada.

Next Steps

The members of the Canada Leadership Team will assume their new roles at close. Until then, the current structure and reporting relationships remain in effect. In the meantime, the new Leadership Team will begin defining the structure for their respective areas. The Leadership Team will work to involve both current Multifoods and Smucker leaders during this process. As you know from previous communications, we expect to share additional information about what this means for employees; this information will be released from mid-May to mid-June. We will continue to keep you updated as decisions are made about structure and individual roles.

I am confident in the ability and commitment of the new Leadership Team to lead our organization in making the integration a success. This team will also lead our efforts to develop and implement a business strategy that will meet the needs of our consumers and customers while achieving the growth objectives for our division.

We would like to thank Martin Jamieson and his entire team for their ongoing efforts to serve Robin Hood’s customers and deliver business results. In addition, the support offered by Martin and his leadership team throughout the current integration process has been nothing short of outstanding. This partnership has positioned us well for future success.

I look forward to speaking with you at 1:00 p.m. today.

Sincerely,

The J. M. Smucker Company

Mark Smucker
Vice-President & General Manager
International Markets

Forward–Looking Statements

This document contains certain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially. Uncertainties that could affect actual results include, but are not limited to, approval of the transaction by the shareholders of the Company and Multifoods, timing of the closing of the proposed merger, the ability of the Company to successfully obtain any required financing, the timing of the effectiveness of the Registration Statement on Form S-4, and other factors affecting share prices and capital markets generally. Other risks and uncertainties that may materially affect the Company are detailed from time to time in the respective reports filed by the Company with the Securities and Exchange Commission (“SEC”), including Forms 10-Q, 10-K, and 8-K.

Securities Law Legends

The J. M. Smucker Company has filed with the SEC a joint proxy statement-prospectus and other relevant documents concerning the proposed merger transaction. Investors are urged to read the joint proxy statement-prospectus and other relevant documents filed with the SEC because they contain important information about the proposed transaction. Investors will be able to obtain free copies of the documents filed with the Commission at the website maintained by the SEC at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by The J. M. Smucker Company by requesting them in writing from The J. M. Smucker Company, One Strawberry Lane, Orrville, Ohio 44667, Attention: Shareholder Relations, or by telephone at 330-682-3000.

The J. M. Smucker Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from The J. M. Smucker Company’s shareholders. A list of the names of those directors and executive officers and descriptions of their interests in The J. M. Smucker Company is contained in the joint proxy statement-prospectus. Shareholders may obtain additional information about the interest of the directors and executive officers in this transaction by reading the joint proxy statement-prospectus.